Exhibit 99.1

N E W S   R E L E A S E

FOR IMMEDIATE RELEASE:                                                                           Stanley Furniture Company, Inc.
April 17, 2008                                                                                         Investor Contact:  Douglas I. Payne
                                                            (276) 627-2157
                             Media Contact:      Robin Campbell
                                     (276) 627-2245

STANLEY FURNITURE BOARD DECLARES
QUARTERLY CASH DIVIDEND AND ELECTS CHAIRMAN

STANLEYTOWN, VA, April 17, 2008/Business Wire/ – Stanley Furniture Company, Inc. (Nasdaq-NGS:STLY) announced today that its Board of Directors has declared a regular quarterly cash dividend of $.10 per share payable on June 2, 2008 to shareholders of record on May 9, 2008.

The company also announced that its Board of Directors has elected Albert L. Prillaman as Chairman to focus on strategic issues.  “The Board and I asked Albert to return to his role as Chairman to take a more active role in strategic matters given the uncertainties facing the furniture industry in the current business environment,” said Jeffrey R. Scheffer, President and Chief Executive Officer. “We believe tapping Albert’s talent and experience in these turbulent times for the industry will strengthen the company and better position us for the eventual upturn in business,” concluded Mr. Scheffer.

Established in 1924, Stanley Furniture Company, Inc. is a leading manufacturer of wood furniture targeted at the upper-medium price range of the residential market.  Its common stock is traded on the Nasdaq stock market under the symbol STLY.

Certain statements made in this report are not based on historical facts, but are forward-looking statements.  These statements can be identified by the use of forward-looking terminology such as “believes,” “estimates,” “expects,” “may,” “will,” “should,” or “anticipates,” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy.  These statements reflect our reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Such risks and uncertainties include the cyclical nature of the furniture industry, disruptions in offshore sourcing including those arising from supply or distribution disruptions or those arising from changes in political, economic and social conditions, as well as laws and regulations, in China or other countries from which we source products, international trade policies of the United States and countries from which we source products, business failures or loss of large customers, manufacturing realignment, competition in the furniture industry including competition from lower-cost foreign manufacturers, the inability to obtain sufficient quantities of quality raw materials in a timely manner, the inability to raise prices in response to inflation and increasing costs, failure to anticipate or respond to changes in consumer tastes and fashions in a timely manner, environmental compliance costs, and extended business interruption at manufacturing facilities.  Any forward-looking statement speaks only as of the date of this press release, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

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